

## OFFERING MEMORANDUM

facilitated by



# Coolship.IO, LLC

## FORM C

## OFFERING MEMORANDUM

### Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

EXPEDITED OFFERING

THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS DUE TO CIRCUMSTANCES RELATED TO COVID-19 AND PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF.

### (A) The Company

| | |
|---|---|
| Name of Company | Coolship.IO, LLC |
| State of Organization | MA |
| Date of Formation | 05/03/2018 |
| Entity Type | Limited Liability Company |
| Street Address | 25 Spencer Ave, Somerville MA, 02144 |
| Website Address | food.art.beer |

### (B) Directors and Officers of the Company

| Key Person | | Benjamin Holmes |
|---|---|---|
| Position with the Company | | |
| | Title | Founder |
| | First Year | 2018 |
| Other business experience (last three years) | | **Co-Founder @** *Aeronaut Brewing Company* |

### (C) Each Person Who Owns 20% or More of the Voting Power

| Name of Holder | % of Voting Power (Prior to Offering) |
|---|---|
| Benjamin Holmes | 100% |

## (D) The Company's Business and Business Plan

Business Overview

The Balloon Factory will operate primarily focused on generating high-margin beer/wine/liquor sales on site and will also engage (through our distributor) in regional distribution of own-branded contract brewed beer. Additionally, our location at 1060 Broadway will host a variety of events (e.g. rentals for weddings, parties, etc.) and experiences (e.g. cocktail-making classes, wine & cheese flight nights, etc.) which will complement the bar's operations, creating a destination space for regional customers.

- 

The Team

Benjamin Holmes, President
Ben Holmes is the president of FAB. Previously he worked at NASA, taught physics in the Middle East, built crispr.mit.edu, and founded AERONAUT, serving for 5 years as its president and CEO.
David Gerzofsky, Operations Director

David Gerzofsky is the Operations Director of FAB. Previously he worked in customer-facing roles at Aeronaut Brewing. He started out in Sales & Business Development for technology start-ups in New York.

Bautista Gall, Operational Logistics Consultant
Joey Mars , Artist

Visionary pop-surrealist artist based in Massachusetts. Known for his fun colorful T-shirt designs, murals and paintings as well as rock art illustrations and posters for stadium and local alt rock bands. More info at www.joeymars.com

Sean O'Connor , Cofounder of The Boston Calendar

Sean O'Connor is the co-founder of The Boston Calendar-- a website for discovering local, mostly-free events in the New England area inspired by Reddit Boston. The Boston Calendar also operates Sesh, an experiential classrooms platform featuring immersive "sessions" led by local chefs, experts, gurus, and hosts.

The Opportunity

FAB Fermentation Arts is creating BALLOON FACTORY, a brewery and community space in Somerville Massachusetts. Our goal is to build on our successful beer brand, which specializes in high-end biotransformed IPAs, by adding a local facility in our home city which provides an exceptional tasting and guest feedback experience as we diversify our craft beer brand to include pioneering sour beers, barrel aged stouts, and for the first time, craft spirits, created by our founder, former Aeronaut Brewing Brewing founder and CEO Ben Holmes.

This project will integrate the FAB vision of "Beer For The Sake of Art" into our home community for incredible experiences centered around supporting the arts, especially focused on paying a living wage and creating career opportunities for professional artists while investing in our neighborhood, focusing on local community organizations.

Balloon Factory will be a brick and mortar brewery & blending facility and a welcoming community space for the Covid-10 era. Ours will be a first of its kind community space in the central hub of the former "Powderhouse School" in Someville's Teele Square. We are a large, welcoming facility, designed from a pandemic-safety first standpoint to create customer trust and capitalize upon new market opportunities in the COVID-19 era.

Our space is designed to support safe gathering of our community indoors and outdoors and fill a unique market niche in the covid-19 era. We will be built from the ground-up around good practices in the COVID-19 era. We have a large (~2500 sq ft) indoor and outdoor (~6000 sq ft) space which will be frequently used for artisanal markets and outdoor community gatherings. The size of our conjoined operations will allow us to safely sell to large numbers of guests during the COVID-19 pandemic while maintaining social distance. The presence of large floor-to-ceiling garage door ventilation portals in our space will enable continuous circulation of air.

BALLOON FACTORY will welcome our neighbors and customers into our space six days per week and encourage activities that enhance interaction and build relationships, while practising all the Covid-19 related safety precautions. Our spaces will provide a unique, comforting, and safe location for our community members to utilize during the work-from-home advisory and afford a sense of normalcy to our community members in the Covid-19 era and beyond. We will utilize both indoor and outdoor spaces as seating areas for our operations.

We will host social events, such as trivia nights, book readings & pop-up libraries in addition to family-centric events ranging from hands-on science demonstrations to Christmas ornament paintings. These types of activities build connections among members of our community helping to knit the fabric of the neighborhood we inhabit. All our spaces will be Covid compliant and will always maintain 6 ft. of social distance among our customers. The safety of our customers and staff will be of paramount importance and we will follow all local, state, and federal guidelines to safely run our operations and provide a safe community space to our guests.

Through our neighborhood outreach, charitable donations, and support of the arts and sciences, we will grow goodwill in our community. We will participate vigorously in the vitalization of our neighborhood while at the same time leading high-visibility projects in global activism to develop a national brand that embodies the creative, innovative and pioneering spirit of Somerville.

Location

The area surrounding 1060 Broadway in Somerville's Ward 7 is a rapidly changing and developing community. Containing Tufts University and represented by Ward Councillor Katjana Ballantine and Councillors at large Will Mbah, Stephanie Hirsch, Mary Jo Rossetti, and Bill White, Somerville's 7th is affluent and dense but unique amongst the Somerville wards for lacking a well-defined central business district or primary community focal point. Powder House has the opportunity to become this center. We will initially lease the location on a revenue sharing basis for the first year of operations with an option to later buy it.

COVID-19 Safety Precautions

Keeping in mind local, state and federal safety guidelines, both our indoor and outdoor seating spaces will be set-up such that there is a 6 ft. social distance among all our customers. We will mandate face coverings for both our staff and customers at all times. We will also provide free bandanas to anyone entering our space without a face covering. The hand sanitizer stations will be installed at multiple places within our seating spaces. The use of bathroom will also be regulated, to not allow more than 40% of the total occupancy at a time. Wherever necessary, taped markings will be placed on the floor to maintain social distance.

Business Model

BALLOON FACTORY will operate 6 days per week with indoor and outdoor seating areas serving food, beers, coffee, kombucha; primarily focused on generating high-margin beer/wine/liquor sales on site and will also engage (through our distributor) in regional distribution of own-branded contract brewed beer. Our business model is designed to generate revenues from 6 separate streams with beer and food contributing bulk of our revenues. Additionally, our location at 1060 Broadway will host a variety of events (e.g. rentals for weddings, parties, etc.) and experiences (e.g. cocktail-making classes, wine & cheese flight nights, etc.) which will complement the brewery's operations, creating a destination space for regional customers. Our business model has factored the maximum occupancy load as advised by CDC in projecting our customer traffic and sales. The details can be accessed through our financial projections.

Alcohol Drinks Food Sales

We will initially acquire a blending and brewer's license and serve food with FAB contract-brewed beer. We will also serve high quality coffees and kombucha in a cafe setting providing the opportunity for our customers to use our indoor and outdoor spaces both during day and night. By the second year of our operations, we will acquire an "all-forms" pouring license, allowing us to serve hard liquor, cocktails and non-alcoholic drinks. Our space will generally be free, without a "cover charge" to enter during normal operating hours, however allowing community partners to occasionally charge for events. We will regulate the maximum occupancy load at both our indoor and outdoor spaces in accordance with CDC guidelines. Similar to The Center for Arts at the Armory, our long-term vision is to make BALLOON FACTORY a highly-programmed space that serves the local community with open doors and an alternative, local food/beer-centric revenue stream.

Bottle Subscription And Artwork

We will provide a contact-less, highly customizable, monthly Beer Bottle Subscription service to our customers. This extra service will afford us the opportunity to first preview our new beers to the subscribers and expand our loyal customer base. Our indoor space will also be utilized to display and sell the artworks made by the local artists on a commission basis. We will also provide free co-working space for local artists. By providing space for local artists to list and display their artwork, we hope to revitalize the local arts community and re-imagine our community space.

Event Rentals

We will initially provide our spaces for private events in accordance with local, state, and federal Covid-19 guidelines. The size of our outdoor space will allow us to easily accommodate small private events and regulate the maximum occupancy load. Although, by the second year of our operations, we envision the possibility of renting our spaces for large private events, yet, to keep our business plan simple, we have only factored the small private event rentals in our plan.

Paid Workspaces For Entrepreneurs

We will lease our spaces as coworking paid workspaces for local entrepreneurs on a monthly basis once we believe it is operationally viable post COVID-19 . With the availability of coffee, food, and presence of large open space at our location, local entrepreneurs will have affordable and lucrative options to lease small coworking spaces. Although, by the second year of our operations, we envision the possibility of leasing our spaces to local entrepreneurs, yet, to keep our business plan simple, we have not included it in our financial plan.

Legal and Government

All the permits and licenses required to operate our business at BALLOON FACTORY will be acquired in accordance with law.

Community Mission

Our mission is to brew beers that promote local arts and culture, fundraise and provide free space for charity and education, and build local community while fostering global activism. We will support local arts and culture in many ways. Our space will be designed to uniquely showcase the works and activities of creative locals. Somerville is known for its innovative blend of tech and arts, which will yield events showcasing unique media such as interactive projected imagery and sound-emitting objects. There are many modern dance groups and classical music composers in the area that are eager to find nontraditional venues at which to share their work. Local folk and bluegrass musicians are excited to exhibit their talents. There are numerous other local interest groups and clubs that need spaces to have meetings and share their interests, including bicycle clubs, graduate student groups, video game developer groups, and sports clubs. BALLOON FACTORY will welcome such groups, showcasing the world-class talents we have right in our backyard. Our company will make donations to a wide range of local charitable organizations such as from the Somerville Growing Center and the Boys and Girls Clubs of America. We will also regularly provide free space to nonprofits and charities for their fundraising, educational, and member appreciation events. Our company will make donations to a wide range of local charitable organizations such as from the Somerville Growing Center and the Boys and Girls Clubs of America. BALLOON FACTORY will regularly provide free space to nonprofits and charities for their fundraising, educational, and member appreciation events.

About Benjamin Holmes

Ben, our founder and owner, is the President of Coolship IO and FAB. Previously, he worked at NASA, taught physics in the Middle East, built crispr.mit.edu, and founded AERONAUT, serving for 5 years as its President and CEO.

Our Team

Our management team is led by Benjamin Holmes and comprised of experienced professionals in beer, hospitality, and event marketing, including substantial experience working with federal, state, and especially municipal governments to successfully operate a business. In addition to participating actively in the Somerville Zoning Overhaul, the Union Square Redevelopment, and engaging mentoring startup entrepreneurs, our experience includes the successful, multi-year application process for a special permit to operate one of Somerville's largest bars and single-operator events venues. The management team will perform company administrative functions, including legal matters and interactions with local, state and federal government, and oversee company financials, taxes, and human resources. It will maintain the business plan and company vision and direct executive decision making.

For more information, please refer to the Page View included with this filing.

## (E) Number of Employees

The Company currently has 3 employees. The Company may hire or discharge employees in the future to meet its objectives.

## (F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM

REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

## (G) Target Offering Amount and Offering Deadline

| | |
|---|---|
| Target Offering Amount | $100,000 |
| Offering Deadline | June 21, 2021 |

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

## (H) Commitments that Exceed the Target Offering Amount

| | |
|---|---|
| Will the Company accept commitments that exceed the Target Offering Amount? | Yes |
| What is the maximum you will accept in this Offering? | $250,000 |
| If Yes, how will the Company deal with the oversubscriptions? | We will accept subscriptions on a first-come, first-served basis. |

## (I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

| Use | Amount (Minimum) | Amount (Maximum) |
|---|---|---|
| Location Build-out | $60,000 | $125,000 |
| Custom Bar | $4,000 | $10,000 |
| Fixtures & Equipment | $30,000 | $100,000 |
| Mainvest Compensation | $6,000 | $15,000 |
| TOTAL | $100,000 | $250,000 |

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

## (J) The Investment Process

### To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

### TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

### Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

## (K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

### Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

## (L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as

"Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

## (M) Terms of the Securities

### Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

### Summary of Terms

| | |
|---|---|
| Revenue Percentage[1] | 0.7 - 1.8%[2] |
| Payment Deadline | 2030-01-01 |
| Maximum Payment Multiple[3]<br>- Early Investors<br>- All Other Investors | 2.0 x<br>1.75 x |
| Sharing Start Date | The first day after disbursement that the company has revenues greater than one ($1) dollar |
| First Payment Date | The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date |
| Seniority | Subordinated |
| Securitization | Unsecured |
| Accrual Rate | 1.12% |

---

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 0.7% and a maximum rate of 1.8% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

| Amount Raised | Revenue Sharing Percentage |
|---|---|
| $100,000 | 0.7% |
| $137,500 | 1.0% |
| $175,000 | 1.2% |
| $212,500 | 1.5% |
| $250,000 | 1.8% |

[3] To reward early participation, the investors who contribute the first $50,000.0 raised in the offering will receive a 2.0x cap. Investors who contribute after $50,000.0 has been raised in the offering will receive a 1.75x cap.

### Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

## Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

## No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

## Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

## Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

## Other Classes of Securities

| Name of Security | Limited Liability Company Interests |
| --- | --- |
| Number of Shares Outstanding | N/A |
| Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights | N/A |
| How these securities differ from the revenue sharing notes being offered to investors | Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company. |

### Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

### The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

| Name of Holder | % of Voting Power (Prior to Offering) |
|---|---|
| Benjamin Holmes | 100% |

### How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

### How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

### (N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

### (O) Compensation of the Funding Portal

MainVest will be paid 6.0% of the final offering amount, upon the successful completion of the offering. MainVest does not receive compensation if the offering does not succeed. MainVest, Inc. owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for MainVest to acquire an interest.

### (P) Indebtedness of the Company

The Company has no indebtedness outside of the debt the Company is expecting to raise through regulation crowdfunding on MainVest.

## (Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

## (R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

## (S) The Company's Financial Condition

### Historical milestones

Coolship.IO LLC has been operating since May, 2018 and has since achieved the following milestones:

- Achieved revenue of $27,207 in 2018, which then grew to $31,502 in 2019.
- COGS were $479.97 in 2019, which implied gross profit margin of 99%.
- Achieved profit of $6,810 in 2018, which then grew to $25,908 in 2018.

Historical financial performance is not necessarily predictive of future performance.

### Forecasted milestones

Coolship.IO LLC forecasts the following milestones:

- Hire for the following positions by September, 2020: Manager, Bartender.
- Achieve $4,536,330 revenue per year by 2025.
- Achieve $1,704,992 profit per year by 2025.

## (T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

FINANCIAL INFORMATION NOT INDEPENDENTLY REVIEWED

THE FINANCIAL INFORMATION PROVIDED TO INVESTORS HAS NOT BE REVIEWED BY AN INDEPENDENT PUBLIC ACCOUNTANT AND IS CERTIFIED BY THE PRINCIPAL EXECUTIVE OFFICER OF THE ISSUER.

### Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

|  | Year 1 | Year 2 | Year 3 | Year 4 | Year 5 |
|---|---|---|---|---|---|
| Gross Sales | $2,155,494 | $2,896,302 | $3,459,773 | $4,123,936 | $4,536,330 |
| Cost of Goods Sold | $753,867 | $1,012,667 | $1,206,688 | $1,435,130 | $1,578,643 |
| Gross Profit | $1,401,627 | $1,883,635 | $2,253,085 | $2,688,806 | $2,957,687 |
| EXPENSES |  |  |  |  |  |
| Rent & NNN Expenses | $210,638 | $198,000 | $198,000 | $198,000 | $217,800 |
| Staff Payroll | $162,322 | $186,670 | $214,670 | $246,871 | $271,558 |
| Management payroll | $72,000 | $72,000 | $72,000 | $72,000 | $79,000 |
| Payroll taxes & fees | $46,864 | $51,734 | $57,334 | $63,774 | $70,152 |
| Marketing | $86,220 | $115,852 | $138,391 | $164,957 | $181,453 |
| POS Expense | $64,665 | $86,889 | $103,793 | $123,718 | $136,090 |
| IT/Utilities/Maintenance | $150,855 | $202,741 | $242,184 | $288,676 | $317,543 |
| Professional Fees | $12,000 | $12,000 | $12,000 | $12,000 | $13,200 |
| Insurance | $32,332 | $43,445 | $51,897 | $61,859 | $68,045 |
| Art & Decor | $32,332 | $43,445 | $51,897 | $61,859 | $68,045 |
| Depreciation | $30,000 | $30,000 | $30,000 | $30,000 | $9,000 |
| Other Expenses | $41,786 | $53,342 | $62,132 | $72,493 | $79,743 |
| Operating Profit | $459,613 | $787,517 | $1,018,787 | $1,292,599 | $1,446,058 |

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

### (W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

### (X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

### (Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

THIS OFFERING IS BEING CONDUCTED PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF WHICH HAS LIMITED CANCELLATION RIGHTS FOR INVESTORS. THE ISSUER HAS ELECTED TO UTILIZE THE SAME CANCELLATION RIGHTS AS A NON-EXPEDITED OFFERING UNDER REGULATION CROWDFUNDING. INVESTORS MAY CANCEL THEIR INVESTMENT FOR ANY REASON UNTIL FORTY EIGHT (48) HOURS PRIOR TO THE OFFERING CLOSE DATE. IF AN INVESTOR DOES NOT CANCEL THEIR INVESTMENT PRIOR TO 48) HOURS TO THE OFFERING CLOSE DATE THEN THE INVESTOR MAY ONLY CANCEL THEIR INVESTMENT IN THE EVENT OF A MATERIAL CHANGE WHICH REQUIRES AFFIRMATIVE RECONFIRMATION OF THEIR INVESTMENT. SHOULD AN INVESTOR NOT CANCEL THEIR INVESTMENT COMMITMENT PRIOR TO 48 HOURS PRIOR TO THE OFFERING CLOSE DATE AND NO MATERIAL CHANGES OCCUR, THE INVESTOR WILL BE UNABLE TO CANCEL THEIR INVESTMENT COMMITMENT AND THE FUNDS WILL BE RELEASED TO THE ISSUER UPON THE CLOSING OF THE OFFERING AND THE INVESTOR WILL RECEIVE SECURITIES IN EXCHANGE FOR HIS OR HER INVESTMENT.

### Additional Information Included in the Form C

|  | Most recent fiscal year-end (tax returns) | Prior fiscal year-end (tax returns) |
|---|---|---|
| Total Assets | $0 | $0 |
| Cash & Cash Equivalents | $0 | $0 |
| Accounts Receivable | $0 | $0 |
| Short-term Debt | $0 | $0 |
| Long-term Debt | $0 | $0 |
| Revenues/Sales | $0 | $0 |
| Cost of Goods Sold | $0 | $0 |
| Taxes Paid | $0 | $0 |
| Net Income | $0 | $0 |

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V